                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                          Cross Timbers Royalty Trust
                   ----------------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                   ----------------------------------------
                        (Title of Class of Securities)


                                  22757R 10 9
                         -----------------------------
                                (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                   ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 13, 1995
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 22757R 10 9

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)    _______________________
     of a Group (See Instructions)
                                             (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)             N/A (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization           Delaware
                                                    --------
--------------------------------------------------------------------------------

     Number of Units                          (7)   Sole Voting Power
     Beneficially Owned                             -----------------
     by Each Reporting
     Person With                              (8)   Shared Voting Power
                                                    -------------------
                                                    243,088
                                              (9)   Sole Dispositive Power
                                                    ----------------------

                                             (10)   Shared Dispositive Power
                                                    ------------------------
                                                    243,088

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    243,088

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 4.1%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)    HC, CO

--------------------------------------------------------------------------------

                                     2 of 7

                             CUSIP NO. 22757R 10 9

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)    _______________________
     of a Group (See Instructions)
                                             (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)             N/A (See Item 3)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization           Delaware
                                                    --------
--------------------------------------------------------------------------------

     Number of Units                          (7)   Sole Voting Power
     Beneficially Owned                             -----------------
     by Each Reporting
     Person With                              (8)   Shared Voting Power
                                                    -------------------
                                                    243,088
                                              (9)   Sole Dispositive Power
                                                    ----------------------

                                             (10)   Shared Dispositive Power
                                                    ------------------------
                                                    243,088

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    243,088

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 4.1%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)    CO

--------------------------------------------------------------------------------

                                     3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 3 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 24, 1993 AND AMENDMENT NO. 2 DATED MAY 1, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

         Sales by FAEH and FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) FAEH owns all 243,088 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                      Percentage of
                             Units                       Units
                          Beneficially                Beneficially
    Person                   Owned                       Owned
    ------                ------------                -------------

     FAEH                   243,088                       4.1%

     FAE                    243,088                       4.1%

                                     4 of 7

Other than as set forth in the above table, only the following person named on
Schedule I beneficially owned any Units:

                                                      Percentage of
                             Units                       Units
                          Beneficially                Beneficially
    Person                   Owned                       Owned
    ------                ------------                -------------
 John J. Byrne               1,972                    less than .1%

     (b) FAEH shares voting power and dispositive power with respect to its 243,088 Units with FAE. Mr. Byrne has sole voting power and dispositive power with respect to his 1,972 Units.

     (c) Schedule II, attached hereto, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE any of the persons listed on Schedule I, in Units effected during the past 60 days.

     (d)  None

     (e) As of December 13, 1995, FAEH and FAE ceased to be the beneficial owners of more than five percent of the outstanding Units of the Issuer.


                                     5 of 7

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 1995


                                     FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                     BY:   /s/  Michael S. Paquette
                                        -------------------------------------
                                     Name:    Michael S. Paquette
                                     Title:   Vice President and Controller


                                     FUND AMERICAN ENTERPRISES, INC.


                                     BY:   /s/  Terry L. Baxter
                                        -------------------------------------
                                     Name:    Terry L. Baxter
                                     Title:   President and Secretary






                                     6 of 7

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Units of Beneficial Interest of Cross Timbers Royalty Trust by the Reporting Persons and by persons listed in Schedule I within the last 60 days.


   Sold by        Date              Number Sold              Unit Price
   -------        ----              -----------              ----------
     FAE        12-13-95              350,000                  10.000

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